February 27, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Lakes Entertainment, Inc. ("Company") Registration Statement on Form S-3 Filed January 25, 2013 File No. 333-186211

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM Eastern Time on March 1, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

February 27, 2013

Should you have any questions, please contact the undersigned at (952) 449-9092.

Very truly yours,

/s/ Timothy J. Cope

Timothy J. Cope
President and Chief Financial Officer

cc:	Gray, Plant, Mooty, Mooty & Bennett, P.A.

Daniel Tenenbaum, Esq.
Jeffrey C. Anderson, Esq.

Via email, Donald E. Field